EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

June 21, 2016	Trading Symbols: TSX Venture – CLH OTC.BB – CLHRF Berlin and Frankfurt – GV8

Coral Announces Sale of Robertson Property, Nevada

Coral Gold Resources Ltd. (CLH: TSX.V, the "Company" or "Coral"): The Company announces that it has entered into a purchase and sale agreement (the "Agreement") with Barrick Cortez Inc. ("Barrick"), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (Cdn $20.17 million based on the current exchange rate) in cash (the "Cash Consideration") on closing;

2.

The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.7% of the Company's basic common shares outstanding as of June 20, 2016) for cancellation by the Company (the "Share Reduction"); and

3.

A sliding scale 1% to 2.25% net smelter returns royalty (the "NSR") on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the "Transaction").

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate

Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

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Pursuant to the Agreement, in the event that the Robertson Property is not placed into production by December 31, 2023, then beginning on January 1, 2024, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2033, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Cash Consideration alone, excluding the value of the NSR, exceeds Coral's basic market capitalization based on the closing share price as of June 20, 2016 on the TSX Venture Exchange by approximately 116%. Based on the Company's current number of basic common shares outstanding, adjusted for the Share Reduction, the Cash Consideration alone, excluding the value of the NSR, on a per share basis is equal to approximately Cdn $0.46, as compared to the closing price of Coral's common shares on June 20, 2016 on the TSX Venture Exchange of Cdn $0.195.

Completion of the Transaction is subject to customary closing conditions, including TSX Venture Exchange acceptance and the approval of the shareholders of the Company by special resolution. The board of directors of Coral (the "Board") has considered all relevant factors and unanimously determined that the Transaction is in the best interests of the Company and its shareholders. The Board unanimously recommends that its shareholders vote in favour of the Transaction. Each of the directors and officers of Coral, holding in aggregate 12.6% of the issued and outstanding common shares of Coral, has entered into an agreement supporting the Transaction, pursuant to which they will vote any common shares of Coral held by them in favour of the Transaction. In addition, Barrick intends to vote its 4,150,000 common shares of Coral representing approximately 8.7% of Coral's issued and outstanding shares, in favour of the Transaction. The Company has scheduled a general meeting of shareholders to be held on July 22, 2016 to consider the approval of the Transaction.

The Robertson Property

The Robertson Property to be purchased by Barrick includes the properties also known as the Core, Gold Ridge, Excluded and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle and JDN mining claims, which will remain the property of Coral. The Robertson Property is located in eastern Lander County, Nevada, sixty miles southwest of Elko. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims. Consolidation of the ownership of the Robertson Property will allow the project to benefit from Barrick's Cortez operation.

Coral's Chief Executive Officer Mr. David Wolfin commented, "On behalf of Coral's Board of Directors and management team, I am very pleased to announce this exciting transaction which creates immediate substantial value for Coral shareholders through the Cash Consideration and Share Reduction, in addition to the potential for long term value for shareholders through the NSR. Barrick, with its existing mines and infrastructure in the area and proven operational expertise, was always the ideal party to put Robertson into production. With this continued commercial relationship with Barrick through the NSR, Coral shareholders will have the opportunity to participate and benefit from expected future gold production at Robertson, additional resource growth potential at Robertson and will also have economic returns that will substantially improve if gold prices increase over Robertson's mine life. Upon closing of this Transaction, Coral will have a very strong balance sheet as compared to its very limited financial resources currently, which exposed its shareholders to significant dilution if Robertson was to be advanced in any meaningful way. In fact, as opposed to future potential dilution, and as a result of this Transaction, Coral's basic shares outstanding will be reduced by 8.7%, preserving the value created for the benefit of the remaining Coral shareholders."

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About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada, including the flagship Robertson Property.

On Behalf of the Board

"David Wolfin"

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

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